January 19, 2011

Mr. Kevin L. Vaughn

Mr. David Burton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 27, 2009
Form 10-Q for the quarterly period ended September 26, 2010
File No. 0-19084

Messrs. Vaughn and Burton:

PMC-Sierra, Inc. (the “Company”) submits this letter in response to your letter of December 22, 2010, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comments 4 and 12. Such response is being provided to the SEC in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

*****

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 1

Securities and Exchange Commission

January 19, 2011

Form 10-K for the year ended December 27, 2009

Selected Financial Data, page 26

1.	Your disclosure in footnote (2) to the selected financial data indicates that you recorded a $92.1 million net income tax recovery in 2008. Please reconcile this disclosure with the actual income tax recovery of $70 million reflected in your consolidated financial statements. Revise in future filings as appropriate.

The Company respectfully advises the Staff that it will clarify the description of the items included in the income tax provision reflected in the consolidated financial statements. The $92.1 million referenced in footnote (2) related to a non-GAAP amount referenced in our fourth quarter earnings release dated January 28, 2010. We propose to revise that reference and in future filings to instead discuss the $70 million GAAP income tax recovery {marked for change}:

“Results of the year ended December 28, 2008 include: . . . a $70 million ~~$92.1 million~~ net income tax recovery, including $98 million net adjustment to the accrual for unrecognized tax benefits, $22.1 million income tax provision relating to income from operating results, $5.6 million deferred tax expense relating to unrealized gain on foreign exchange translation of a foreign subsidiary, $2 million tax recovery ~~adjustments~~ based on completed tax filings and assessments, and $2.3 million tax provision ~~impact~~ relating to the tax effect on an intercompany dividend ~~to repatriation of earnings from a foreign jurisdiction~~.”

***

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Contractual Obligations, page 45

2.	We note that your consolidated balance sheet reflects “long-term obligations” of $6.2 million as of December 27, 2009. With a view towards enhanced disclosure in future filings, please explain to us how your disclosure here considers these other long-term liabilities reflected on your balance sheet. Refer to Item 303(A)(5) of Regulations S-K.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 2

Securities and Exchange Commission

January 19, 2011

The Company respectfully advises the Staff that the $6.2 million long-term obligations reflected in its consolidated balance sheet are included in the $12.6 million of Purchase and other Obligations reflected in its Commitment Table provided on page 45 and relates to design software tools disclosed on page 46 of Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, the Company will provide this clarification.

***

Off-Balance Sheet Arrangements, page 46

3.	You state here that you had no off-balance sheet financing arrangements. Separately, we note your disclosure on page 62 that from time to time you indemnify customers, suppliers, contractors, lessors and others against various claims. Please explain to us how your disclosure here complies with Item 303(A)(4) of Regulation S-K or otherwise revise future filings to provide the required disclosures.

The Company believes that the indemnity obligations cited in your comment do not have, and are not reasonably likely to have, an effect, if any, on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, as indicated in Item 303(A)(4)(i) of Regulation S-K. Assuming no change regarding the underlying indemnity obligations or other relevant matters, in future filings the Company will revise its disclosure made pursuant to Item 303(A)(4) of Regulation S-K to clarify that the Company had no material off-balance sheet financing arrangements as of the applicable date.

***

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 3

Securities and Exchange Commission

January 19, 2011

Notes to Consolidated Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

- Segment Reporting page 63

4. We note your disclosure here that you operate in one reportable segment. Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. As applicable, please also provide us with your detailed analysis of paragraphs 280-10-50-10 through 280-10-50-19 of the FASB Accounting Standards Codification supporting your conclusion that you have one reportable segment.

Business Overview

PMC is an internet infrastructure semiconductor solutions provider. The Company designs, develops, markets and supports semiconductor solutions by integrating its mixed-signal, software and systems expertise through a network of offices in North America, Europe and Asia.

PMC’s portfolio of semiconductor devices are used in various applications of communications network infrastructure equipment and enable the transporting and storing of large quantities of digital data, in a secure manner.

For management purposes, the Company’s various semiconductor products are organized under operating segments based on the products’ functional adjacencies. Each of the Company’s operating segments has a General Manager who reports to the CEO.

From 2006 to 2009, the Company had four operating segments identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification (“ASC”): Communication Products, Fiber-to-the-Home Products, Enterprise Storage Products, and Microprocessor Products.

Chief Operating Decision Maker (CODM)

The Company’s CEO ultimately determines the allocation of resources within the Company and assesses the performance of the Company. The CEO is the Company’s CODM.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 4

Securities and Exchange Commission

January 19, 2011

(References to “the Company” in this response to Comment 4 may refer to the Company, together with its consolidated subsidiaries.)

The CODM applies a top-down approach to manage the Company. The following key financial/operational metrics drive the CODM’s setting of Company objectives, decisions regarding allocation of resources and measurement of operational performance on an annual (and quarterly) basis, in accordance with Board approved Annual Plans and quarterly management forecasts:

•	Consolidated Revenue;

•	Consolidated Non-GAAP Gross Margin Percentage;

•	Consolidated Non-GAAP Research and Development (“R&D”) as a Percentage of Consolidated Revenue;

•	Consolidated Non-GAAP Operating Margin Percentage; and

•	Consolidated Non-GAAP Diluted Earnings Per Share.

In addition to the Board approved Annual Plans, the CODM manages the Company with the objective of maintaining the following Company financial profile, based on a “consolidated” model:

•	Consolidated Non-GAAP Gross Margin Percentage in the range of 60%-70%, representing the high end of the range for companies in the semiconductor industry;

•	Ongoing investment in R&D of approximately 30% of Consolidated Revenues; and

•	Consolidated Non-GAAP Operating Margin Percentage of 20% or higher.

Further to the above summary of the CODM’s key financial goals and the Company’s financial model objectives, it is critical to note in the overall analysis, that the CODM manages the overall business to Board-approved plans, quarterly management forecasts and targeted financial model for the Company on a consolidated basis. The CODM also measures performance of each operating segment against these metrics.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 5

Securities and Exchange Commission

January 19, 2011

A regular and rigorous process exists around product planning in the Company, integral to which is the involvement of and direction provided by the CODM. Operating-segment General Managers, or other senior technical staff, must present business cases to propose the development of semiconductor devices that align with agreed product-development roadmaps, and the proposals are considered, and ultimately decided on, by the CODM based on the merits of the case presented, with consideration to financial metrics for return on investment, as well as other factors. Allocation of resources is driven by approved product development plans, within the framework of the Company’s financial model targets discussed earlier.

Once the investment/development decision is made, the CODM regularly reviews product development progress by reference to various information sources and established operational performance metrics.

Key information regularly provided to the CODM which facilitates the CODM’s decisions regarding allocation of resources and measurement of operational performance includes the following:

•	Consolidated and operating-segment revenue;

•

Consolidated and operating-segment Non-GAAP Gross Margin (and percentage), Non-GAAP R&D (and percentage), Non-GAAP operating expenses and Non-GAAP operating margin (and percentage), with comparisons of actual-to-actual and actual-to-budget/forecast;

•	Headcount by location, functional area and operating segment;

•	Product tape-out schedule (a key pre-production milestone signifying completion of design stage);

•	Product planning material;

•	Technical product development updates from each operating segment;

•	New product business cases on which to base related R&D funding/resourcing decisions; and

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 6

Securities and Exchange Commission

January 19, 2011

•

Summary of items submitted to the Capital Review Committee for significant new capital expenditures requested by product development teams or functional areas, or additional funding for Board-approved projects.

Analysis of Aggregation Criteria

ASC 280-10-50-11 states that operating segments can be aggregated to form reportable segments if they have similar economic characteristics, as well as similarities in each of the following areas:

i)	The nature of the products and services;

ii)	The nature of the production processes;

iii)	The type or class of customer for their products and services;

iv)	The methods used to distribute their products or provide their services; and

v)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company aggregates its four operating segments into one reportable segment based on meeting the above-noted criteria. The following discussion provides an analysis of each of these criteria.

Similar Economic Characteristics

The following four key financial metrics were considered for each operating segment in concluding that on an overall basis these segments and their products have similar long-term economic characteristics:

•	Sales trends;

•	Non-GAAP gross margin percentage;

•	Non-GAAP operating margin percentage; and

•	Return on investment.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 7

Securities and Exchange Commission

January 19, 2011

Sales Trends

The following table shows trended sales data for each of the Company’s operating segments:

Revenues (in thousands)

	Communications Products	Fiber-to-the-Home Products	Enterprise Storage Products	Microprocessor Products	Consolidated
2010	$ [***]	$ [***]	$ [***]	$ [***]	$[***]
2009	[***]	[***]	[***]	[***]	496,139
2008	[***]	[***]	[***]	[***]	525,075
2007	[***]	[***]	[***]	[***]	449,381

Note that the financial information presented for 2010 above and elsewhere in this Response is preliminary and constitutes non-public information as of the date of submission of this letter; moreover, 2010 data excludes the results from acquisitions completed during 2010.

The general growth trend in consolidated revenues of the Company is attributable to the continuing build-out and upgrades of global communications infrastructure. As internet usage and demand for digital consumer devices grow, so does demand by communication service providers and enterprises for goods to support advanced technologies such as third and fourth generation internet infrastructure. This in turn drives demand for the products in each operating segment.

In 2009, product sales across all operating segments were negatively impacted by the global economic recession. The increase in 2009 in the Enterprise Storage Products segment was mainly attributable to the revenue ramp of one product, our 6 Gb/SAS RAID-on-Chip, which began shipping in production volumes in the second quarter of 2009. [***].

Overall, all other changes in sales across all operating segments are driven by timing of new product introductions, products reaching end of life, and other general market factors applicable to all operating segments. As further described under the discussion of Product Life Cycles, the sales trends of products in each operating segment over their respective life cycles exhibit similar patterns.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 8

Securities and Exchange Commission

January 19, 2011

Below is a table showing trended percentage of consolidated revenues by operating segment:

Percentage of Consolidated Revenues by Operating Segment

	Communications	Fiber-to-the-Home	Enterprise Storage	Microprocessor
	Products	Products	Products	Products
2010	[***]%	[***]%	[***]%	[***]%
2009	[***]%	[***]%	[***]%	[***]%
2008	[***]%	[***]%	[***]%	[***]%
2007	[***]%	[***]%	[***]%	[***]%

Over the long-term, the Company expects [***]. Note that, the term “product ramps” is discussed further below under “Product Life Cycles.”

Product Life Cycles

The following life cycle description applies to all products across all the Company’s operating segments:

•

Product introduction: Revenues at this stage are low and relatively unstable. The Company is typically working with its Original Equipment Manufacturers (“OEM”) / Origin Design Manufacturers (“ODM”) customers to get our semiconductors designed into OEM/ODM equipment, or gain “design wins.”

•

Product ramp: Once the product has achieved a higher volume design win, the product will earn increasing revenues. Once a product is designed into a piece of OEM/ODM equipment, the design may remain the same for several years, as it is expensive for the OEM/ODM to change its product design frequently. These design wins may provide a revenue stream to the Company for several years.

•

End of life: Products may experience some erosion to their average selling prices as customers request price reductions on aging technology and transition to next generation equipment, buying fewer quantities of aging products.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 9

Securities and Exchange Commission

January 19, 2011

Non-GAAP Gross Margin Percentage

The historical Non-GAAP gross margin percentages for each operating segment are as follows:

Non-GAAP Gross Margin Percentage by Operating Segment

	Communications Products	Fiber-to-the-Home Products	Enterprise Storage Products	Microprocessor Products	Consolidated
2010	[***]%	[***]%	[***]%	[***]%	[***]%
2009	[***]%	[***]%	[***]%	[***]%	67%
2008	[***]%	[***]%	[***]%	[***]%	66%
2007	[***]%	[***]%	[***]%	[***]%	65%

The Company expects the Communications Products operating segment [***].

The Company expects the Enterprise Storage operating segment [***].

The Company expects the Fiber-to-the-Home operating segment [***]. The Company notes that the percentage relating to 2007 of [***] than in subsequent years. The improvement after 2007 relates to integration and technology synergies. (Passave, Inc. was acquired in mid-2006 and comprises this operating segment.)

The Company expects the Microprocessor Products operating segment’s [***]. These margin percentages [***], Non-GAAP gross margin percentage is approximately [***]%. [***] of Non-GAAP gross margin percentage, the overall economic characteristics of this segment and its products are similar to the other operating segments, [***].

Non-GAAP Operating Margin Percentage

Non-GAAP Operating Margin Percentage by Operating Segment

	Communications Products	Fiber-to-the-Home Products	Enterprise Storage Products	Microprocessor Products	Consolidated
2011	[***]%	[***]%	[***]%	[***]%	[***]%
2010	[***]%	[***]%	[***]%	[***]%	[***]%
2009	[***]%	[***]%	[***]%	[***]%	24%
2008	[***]%	[***]%	[***]%	[***]%	22%
2007	[***]%	[***]%	[***]%	[***]%	14%

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 10

Securities and Exchange Commission

January 19, 2011

Non-GAAP operating margin percentages summarized above are [***]. For each operating segment, the [***] the factors noted in the discussion of Non-GAAP gross margin percentages above. In addition, the following factors impacting future Non-GAAP operating margin percentages are expected:

•	Communications Products operating segment – [***];

•	Fiber-to-the-Home operating segment – [***];

•	Enterprise Storage Products operating segment – [***]; and

•	Microprocessor Products operating segment – [***].

Accordingly, it is expected that Non-GAAP operating margin percentages over the long-term [***].

Return on Investment (ROI)

The Company uses standardized evaluation criteria for new product proposals across all operating segments, including minimum acceptable thresholds for NPV and pay-back calculations associated with each new product development initiative. Return on investment is monitored at the product level and experience [***].

Overall Conclusion on Similarity of Economic Characteristics:

The Company’s operating segments have similar economic characteristics for the following reasons:

•	Sales trends – [***];

•	Non-GAAP gross margin percentage – [***];

•	Non-GAAP operating margin percentage – [***]; and

•	Return on investment – [***].

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 11

Securities and Exchange Commission

January 19, 2011

Conclusion: Based on the analysis above, each operating segment has similar economic characteristics.

Nature of Products:

As outlined earlier, PMC is an internet infrastructure semiconductor solution provider. The Company designs, develops, markets and supports semiconductors solutions by integrating its mixed-signal, software and system expertise through a network of offices in North America, Europe and Asia. PMC’s portfolio of semiconductor devices are used in various applications of internet infrastructure networking equipment enabling the transporting and storing of large quantities of digital data in a secure manner. Due to the complexity of global communications network infrastructure, it is not possible to sharply delineate networking functions or markets served. In addition, many of our products may be used in multiple classes of networking equipment, while others have highly specialized applications.

We have a strong history of analog, digital, mixed-signal and microprocessor expertise that allows PMC to integrate any of these functions and protocols into complex devices. We leverage our common technologies and intellectual property to develop product offerings across all operating segments. Despite various applications, the products across operating segments are all similar in that they are all integrated circuit (“IC”) based products sold as components to OEMs and ODMs.

Conclusion: Based on the analysis above, the nature of products are similar across operating segments.

Nature of Production Processes: We outsource the manufacture of all of our semiconductor products to independent foundries using standard Complementary Metal Oxide Semiconductor (“CMOS”) process techniques. The Company sources its silicon wafers from very few vendors, with [***]% of silicon wafer purchases coming from a single vendor in 2009. A team of production planners that are a central resource (not specific to the operating segment) initiate purchase orders with wafer suppliers and chip assemblers for the assembly and test of its devices. The Company also outsources the assembly and test of its products. The production processes at the foundries and for assembly and test of the Company’s semiconductor products are the same across all of the Company’s operating segments.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 12

Securities and Exchange Commission

January 19, 2011

Conclusion: Based on the analysis above, the operating segments have similar production processes.

Type or Class of Customer: On a consolidated basis, the Company’s top [***] customers represent over [***]% of revenues. These customers are all large manufacturers of communications network infrastructure equipment (OEMs and ODMs) into which our products are designed and often purchase products from across the Company’s operating segments.

Conclusion: Based on the analysis above, the operating segments have similar types/classes of customers.

Methods Used to Distribute Products: The Company uses the same processes and channels to distribute its products, including sales order processing, invoicing and logistics. The Company sells its products to end customers, distributors, and contract manufacturers of OEMs and ODMs. The Company may sell to certain end customers directly and through distribution. The Company’s distributors sell products representing all of the Company’s operating segments. Further, the Company employs a corporate sales force that is not allocated to any particular operating segment.

Conclusion: Based on the analysis above, the operating segments have similar methods of distribution.

Nature of the Regulatory Environment: Not applicable.

Overall Conclusion from Analysis of Aggregation Criteria

The Company’s four operating segments meet the aggregation criteria in section ASC 280-10-50-11 for aggregation as one reportable segment.

The Company respectfully advises the Staff that in future filings, it will provide a description of each of the operating segments and the aggregation thereof to one reporting segment substantively similar to the following, incorporating information as required related to the Company’s 2010 acquisitions and future development and changes:

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 13

Securities and Exchange Commission

January 19, 2011

“The Company derives its revenues from the following operating segments: Communication Products, Fiber–to-the-Home Products, Enterprise Storage Products and Microprocessor Products.

All operating segments noted above have been aggregated into one reportable segment because they have similar long-term economic characteristics, products, production processes, types or classes of customers and methods used to distribute their products. Accordingly, the Company has one reportable segment – semiconductor solutions for communications network infrastructure.”

***

- Other Accounting Changes page 66

5.	Based on your disclosures, it appears that there was an error in your prior financial statements relating to your reporting of the effect of exchange rate changes on assets and liabilities on your statements of cash flows. As such, it does not appear that your descriptions of this as an “accounting change” and “adjustments…to conform to the presentation adopted for the current period” are appropriate. Please revise future filings to clearly describe any such changes as a restatement to correct an error.

In the footnotes to its 2009 consolidated financial statements, filed in its Annual Report on Form 10-K, the Company restated its comparative consolidated cash flow statements to remove the effect of exchange rate changes on certain assets and liabilities and reflect this effect separately as the foreign exchange effect on cash and cash equivalents.

The Company respectfully advises the Staff that it erroneously described the immaterial restatement as “adjustments: . . . to conform to the presentation adopted for the current period” rather than as the correction of an error.

With respect to the SEC’s comment to revise our future filings to clearly describe the change as an error, according to the guidance in ASC 250-10-50-10, regarding the disclosures provided for a correction of an error in previously issued financial statements, “financial statements of subsequent periods shall not repeat the disclosures required by paragraph ASC 250-10-50-8.” Therefore, the Company does not intend to provide this disclosure about the immaterial restatement in the footnotes to its 2010 consolidated financial statements. We also note that in the 2009 consolidated financial statements the Company did describe this as an

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 14

Securities and Exchange Commission

January 19, 2011

“immaterial presentation error”. In the future, the Company will ensure that, as applicable, the appropriate disclosures required by ASC 250-10-50 are provided.

***

Note 14. Income Taxes, page 82

6.	Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

The Company respectfully advises the Staff that it will comply in future filings. We propose to include disclosure substantially similar to the following in future filings:

The income tax provision consists of the following:

(in thousands)	December 27, 2009	December 28, 2008	December 30, 2007
Current:
Domestic	$640	$(15,611)	$(254)
Foreign	1,750	(64,158)	25,864

	2,390	(79,769)	25,610

Deferred:
Domestic	3,791	5,781	3,549
Foreign	(1,957)	3,971	(12,311)

	1,834	9,752	(8,762)

Provision for (recovery of) income taxes	$4,224	$(70,017)	$16,848

***

7.

We note your disclosures regarding the recognition of a $124.1 million tax benefit in fiscal 2008 as a result of your foreign subsidiaries settling several ongoing tax matters for less than had been accrued. With a view toward enhanced disclosure in future filings, please explain to us in greater detail surrounding the settlement. Tell us the total amount of the final settlement and explain the circumstances that caused the

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 15

Securities and Exchange Commission

January 19, 2011

settlement to be significantly lower than your accrual. In this regard, please also explain how you determined the initial accrual to record for these tax matters.

This accrual was initiated in 2000 and relates to transfer pricing matters pertaining to a foreign subsidiary’s year 2000 and subsequent tax years. The initial accrual for unrecognized tax benefits was based on various assumptions about potential tax exposures which were consistently applied from the initiation of the accrual and were substantially consistent with the underlying basis of the proposed adjustment for the 2000 tax year received from the foreign tax authority in March 2008.

Further information regarding the history of amounts and basis of the accrual is as follows:

•

$179.4 million balance as at 2007 year end – was initially accrued for in 2000, as previously noted. The accrual accumulated to $179.4 million in 2007 and was based on consistent assumptions underlying the exposures and factored in the operating income of the foreign subsidiary up to the 2007 year end.

•

$204.6 million balance at the end of the first quarter of 2008 – the increase in the accrual during this quarter was based on the same assumptions used in prior periods, plus an increase of $28 million as a result of receiving notice of a proposed adjustment from the foreign tax authority pertaining to the year 2000, based on which we modified our assessment of a specific exposure.

•

$33 million balance at the end of the second quarter of 2008 – after the settlement in June 2008 for tax years 2000-2006. This balance after settlement relates to various potential exposures for the post-settlement period to the end of the second quarter of 2008.

Tax years 2000-2006 of this foreign subsidiary were settled in June 2008. Under the settlement, the Company agreed to pay $18 million in cash and utilize $31.6 million in investment tax credits. These settlement amounts, and the corresponding gain on recognition of tax benefits of $124.1 million, were recorded in the second quarter of 2008 and disclosed in the Company’s Form 10-Q for that period. It is worthwhile to note that the revenue earned by the foreign subsidiary reached a peak in 2000; however, in settling the liability for the 2000-2006 tax years, the Company factored in the operating losses of the foreign subsidiary of years 2001 and

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 16

Securities and Exchange Commission

January 19, 2011

2002 and thereby substantially reduced the settlement in comparison to the amount accrued as an unrecognized tax benefit. Another factor causing the settlement for these tax years to be lower than the accrued unrecognized tax benefit was the use of a different methodology from that which formed the basis of the foreign tax authority’s notice of proposed adjustment. Until the second quarter of 2008, the Company did not expect to reach a settlement on these matters with the foreign tax authority. The gain recorded in the second quarter of 2008 was triggered by the settlement agreements signed with the foreign tax authority on June 18, 2008.

The Company respectfully advises the Staff that in future filings the Company will incorporate in its disclosure the additional details noted above and provide similar details surrounding future material adjustments.

***

Item 9A. Controls and Procedures, page 88

-Management’s Annual Report on Internal Control over Financial Reporting, page 88

8.	We note your statement that “management believes that [we] maintained effective control over financial reporting as of December 27, 2009.” Please revise future filings to provide clear disclosure of management’s conclusion regarding your internal controls over financial reporting.

The Company respectfully advises the Staff that it will comply in future filings. We propose the following amended language {marked for change}, which we will include in future filings:

“management concluded ~~believes~~ that (we) maintained effective control over financial reporting as of December 27, 2009.”

***

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 17

Securities and Exchange Commission

January 19, 2011

Form 10-Q as of September 26, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 27

9.	We note your disclosures here that certain increases in revenues are attributable to your acquisition of the Channel Storage business from Adaptec, Inc. Please revise future filings to quantify the impact of acquisitions on your results of operations.

The Company respectfully advises the Staff that it will comply in future filings.

***

Form 8-K dated October 21, 2010

10.	We note the subheading in Exhibit 99.1 highlights your non-GAAP net income per share. This presentation results in your non-GAAP measure being presented with greater prominence than the related measure calculated in accordance with US GAAP. Please revise future filings to present the most comparable measure calculated in accordance with US GAAP with equal or greater prominence to the non-GAAP measure.

The Company respectfully advises the Staff that it will comply in future filings by presenting GAAP net income per share with the same prominence as the related non-GAAP measure.

***

11.

We note that in your October 21, 2010 conference call, you discussed your outlook for the fourth quarter of fiscal year 2010. In this discussion, you provided projections for non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net other income, and non-GAAP tax provision. Further while we note that your narrative described the significant GAAP to non-GAAP reconciling items, we do not see where you have provided the quantitative reconciliation required by Regulation G. In the

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 18

Securities and Exchange Commission

January 19, 2011

future, please ensure that you provide a schedule or other presentation that details the differences between the forward-looking non-GAAP measure and the appropriate forward-looking GAAP measure. If the GAAP measure is not available on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without unreasonable effort. Finally, identify that information which is unavailable and disclose its probable significance. Refer to Regulation G.

Regarding our outlook for non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net interest income (expense) and non-GAAP tax provision, the Company respectfully advises the Staff that at the time of future earnings (or other) calls that include discussion of such outlook, the Company will post to the Company’s web site any reconciliations required by Regulation G in addition to those included in the related earnings release (or other information containing the requisite disclosure) and make such information available on a forward-looking basis, provided the Company can do so without unreasonable effort. In addition, our related disclosure will be made in substantially the form set forth below:

PMC-Sierra, Inc.

Outlook for the Three Months Ending December 26, 2010

We expect our net revenues for the fourth quarter of 2010 to be approximately $147.7 million to $155.8 million.

We anticipate our fourth quarter 2010 non-GAAP gross margin percentage to be 68.5% plus or minus 50 basis points. This excludes an approximately $0.2 million deduction for stock-based compensation expense to arrive at the most comparable GAAP gross margin percentage.

We expect our fourth quarter 2010 non-GAAP operating expenses to be approximately $67 million to $68 million. This excludes additional expenses added to arrive at the most comparable GAAP operating expenses, as follows:

•	$4.5 million to $5.5 million additional expense relating to stock-based compensation; and

•	Amortization of purchased intangible assets related to our acquisitions, including $5.9 million related to our past acquisitions.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 19

Securities and Exchange Commission

January 19, 2011

We expect non-GAAP net interest income (expense) to be approximately $0.5 million, which is primarily net interest from our cash position, offset by servicing our outstanding convertible notes. This excludes approximately $0.8 million deduction for non-cash interest expense for the accretion of debt discount related to the senior convertible notes to arrive at GAAP net interest income (expense).

We expect the non-GAAP provision for (recovery of) income taxes to be between approximately $1.5 million to $2 million. The fourth quarter GAAP provision for (recovery of) income taxes is not available on a forward-looking basis without unreasonable effort.

The Company respectfully advises the Staff that with respect to the outlook for the fourth quarter of fiscal year 2010, the non-GAAP net other income measure, discussed on the conference call is better characterized as non-GAAP interest income (expense), net, and it will refer to non-GAAP interest income (expense), net on future discussions and disclosures pertaining to the outlook.

***

Form 8-K dated November 18, 2010

12.	We note your disclosure under Item 9.01 that “if and to the extent required…” you will provide the financial statements and pro forma financial information no later than 71 calendar days after the date of Form 8-K. Please provide us with your evaluation of whether and to what extent you will be required to provide financial statements of the acquired entity and pro forma financial information reflecting the transaction. In this regard, provide us with the supporting calculations for the significance tests under Rule 1-02(w) of Regulation S-X.

The Company respectfully advises the Staff that it expects to file a Current Report on Form 8-K/A, including the financial statements of Wintegra, Inc. and pro forma financial information reflecting this transaction no later than January 29, 2011.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 20

Securities and Exchange Commission

January 19, 2011

Based on the following calculations under Rule 1-02(w) of Regulation S-X, the Company meets the 20% threshold:

			in thousands
Asset test
	Target Co’s total assets	=		$25,036	2%

	Acquiring Company’s total consolidated assets as at 12/31/09			$1,115,477

Investment test
	Preliminary calculation of consideration to be paid	=	$	[***]	[ ***]%

	Acquiring Company’s total consolidated assets as at 12/31/09			$1,115,477
Income test
	Income from continuing operations before taxes of target	=		$1,863	4%

	Acquiring Company’s income from continuing before taxes for fiscal year 2009			$51,101

The Company is required to provide the financial statements of Wintegra, Inc. as follows: i) audited financial statements of the most recent fiscal year, fiscal 2009; ii) unaudited balance sheet as at September 30, 2010; and iii) unaudited statements of income and cash flows for the nine months ended September 30, 2010 and 2009.

The Company is also required to provide the proforma financial information as follows: i) balance sheet as at September 30, 2010; and ii) statements of income and cash flows for the nine months ended September 30, 2009 and the year ended December 31, 2009.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 21

Securities and Exchange Commission

January 19, 2011

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned through his executive assistant, Angela Tamboura, at (408) 239-8194 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 239-8072, as well as to Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP, our external legal counsel, at (650) 798-6520. Thank you for your assistance.

Sincerely,

PMC-SIERRA, INC.

/s/ Michael W. Zellner
Michael W. Zellner
Chief Financial Officer

cc:	Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP

Confidential Treatment Requested by PMC-Sierra, Inc.

PMC 01192011 - 22